UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission file number: 001-39229

ZHONGCHAO INC.

(Registrant’s name)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: +86 21-32205987

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on November 19, 2024, Zhongchao Inc., a Cayman Islands exempted company (the “Company”), consummated a private placement, pursuant to those certain securities purchase agreements, dated as of November 14, 2024 (the “Securities Purchase Agreements”), by and between the Company and the purchasers listed on the signature pages thereto (the “Purchasers”), in which the Company issued and sold (i) an aggregate of 10,000,000 Class A ordinary shares, par value US$0.001 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” and, together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 40,000,000 Class A Ordinary Shares at an exercise price of $1.80 per share with respect to 50% of the Warrants and an exercise price of $2.00 per share with respect to the other 50% of the Warrants, subject to adjustment as provided therein, for an aggregate purchase price of $3,000,000. The Warrants became exercisable for cash or on a cashless basis upon issuance. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by the full text of the Warrants, the form of which is attached as Exhibit 4.1 to our Current Report on Form 6-K filed on November 20, 2024.

On December 12, 2024, the Company issued an aggregate of 9,600,000 Class A Ordinary Shares to the Purchasers upon cashless exercise of the Warrants, pursuant to the terms of the Warrants (the “Issuance”). As of the date hereof, no Warrants remain outstanding. Following the Issuance, the Company has an aggregate of 24,665,124 Class A Ordinary Shares issued and outstanding. The Issuance was made pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”), pursuant to Section 3(a)(9) of the Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Dated: December 13, 2024	By:	/s/ Weiguang Yang
Weiguang Yang
Chief Executive Officer

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